Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198949

Prospectus

ENERJEX RESOURCES, INC.

3,685,155 Shares of Common Stock
112,658 Shares of 10% Series A Cumulative Redeemable Perpetual Preferred Stock

We are registering the resale from time to time by the selling stockholders identified in this prospectus or a supplement hereto of up to 3,685,155 shares of our common stock and up to 112,658 shares of our Series A Cumulative Redeemable Perpetual Preferred Stock that are currently held by certain of the selling stockholders.

The selling stockholders may offer the shares from time to time as each selling stockholder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” or in a supplement to this prospectus. Each selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. The registration of these shares for resale does not necessarily mean that the selling stockholders will sell any of their shares.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the NYSE under the symbol “ENRJ,” and our 10% Series A Cumulative Redeemable Perpetual Preferred Stock is listed under the symbol “ENRJPR.” On May 29, 2015, the last reported sale price of our common stock and Series A preferred stock on the NYSE was $1.71 and $11.27, respectively.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 1, 2015.

Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or free writing prospectus, and neither we nor the selling stockholders take any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

As permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”), the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or at the SEC’s offices described below under the heading “Where You Can Find More Information.” Before investing in our securities, you should read this prospectus and any accompanying prospectus supplement or free writing prospectus, as well as the additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference.”

References to the “Company,” “EnerJex,” “we,” “our” and “us” in this prospectus are to EnerJex Resources, Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration or continuous offering process. Under the shelf registration process, the selling stockholders named in a prospectus supplement may, from time to time, sell up to 3,685,155 shares of common stock and up to 112,658 shares of Series A preferred stock in one or more offerings as described in this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time the selling stockholders offer a type or series of securities, the selling stockholders will provide a prospectus supplement or free writing prospectus that will contain specific information about the terms of the offering.

A prospectus supplement or free writing prospectus may include a discussion of risks or other special considerations applicable to us or the offered securities. A prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any related prospectus supplement or free writing prospectus, you must rely on the information in the prospectus supplement or free writing prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement or free writing prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about the Company and its financial condition, business and results.

We are incorporating by reference the Company’s filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date hereof and prior to the termination of any offering, except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”), filed with the SEC on March 31, 2015;
•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 15, 2015;
•	the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014;
•	the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 3, 2015;
•	the Company’s Current Reports on Form 8-K filed on January 6, 2015, January 20, 2015, March 11, 2015 (as amended March 13, 2015), April 15, 2015, April 22, 2015, and May 5, 2015 (except that any portions thereof which are furnished and not filed shall not be deemed incorporated); and

•	the description of our common stock contained in our Form 8-A filed on June 12, 2014, including any amendments or reports filed for the purpose of updating the description; and
•	the description of our 10% Series A Cumulative Redeemable Preferred Stock contained in our Form 8-A filed on June 13, 2014, including any amendments or reports filed for the purpose of updating the description.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to:

EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209
Attn: Robert G. Watson, Jr.
(210) 451-5545

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are subject to the safe harbors created thereby. A forward-looking statement is neither a prediction nor a guarantee of future events. We try, whenever possible, to identify these forward-looking statements by using words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” and similar expressions. Forward-looking statements are related to, among other things:

•	Business objectives and strategic plans;
•	Operating strategies;
•	The need for additional financing;
•	Our products current state of development;
•	Competition in various aspects of our business; and
•	Other risks detailed in our reports.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known or unknown risks and uncertainties.

In addition, the factors described under Critical Accounting Policies and Estimates in Part II, Item 7, and Risk Factors in Part I, Item 1A in our most recent Annual Report on Form 10-K, which is incorporated herein by reference into this prospectus, as well as other possible factors not listed, could cause actual results it differ materially from those expressed in forward-looking statements, including, without limitation, the following: declining economic conditions and worsening geopolitical conditions; future profitability is subject to inherent risks in oil and gas; oil and gas prices are volatile; 34% of our total reserves consist of undeveloped reserves; uncertainties in estimating proved reserves; uncertainties in operating risks; changes in availability of capital and credit facility borrowings; effectiveness of management; and changes in accounting standards, policies and practices or related interpretations by auditors or regulatory entities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE OFFERING

The following is a brief description of certain terms of this offering and does not purport to be complete. For a more complete description of the terms of the Series A preferred stock, see “Description of Series A Preferred Stock” beginning on page 30 of this prospectus.

Common Stock to be offered by the selling stockholders:
Up to 3,685,155 shares.
Series A preferred stock to be offered by the selling stockholders:
Up to 112,658 shares.
Common stock outstanding immediately after this offering:
8,406,661 shares
Series A preferred stock outstanding immediately after offering:
935,248 shares
Use of proceeds:
We will not receive any proceeds from the sale of shares of our common stock or Series A preferred stock by the selling stockholders. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sales of our common stock and Series A preferred stock offered by them pursuant to this prospectus.
NYSE MKT symbols:
Common stock: “ENRJ” Series A Preferred Stock: “ENRJPR”
Common Stock dividend policy:
We have not in the past declared any dividends with regard to our common stock. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including our loan agreements and such other factors as our board of directors may deem relevant.
Series A preferred stock dividends:
Holders of the Series A preferred stock will be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series A preferred stock at a rate of 10% per annum of the $25.00 liquidation preference per share (equivalent to $2.50 per annum per share). However, if cash dividends on any outstanding Series A preferred stock have not been paid in full for any six consecutive or non-consecutive monthly dividend periods, or if we fail to maintain the listing of the Series A preferred stock on the New York Stock Exchange, NYSE MKT, NASDAQ Stock Market or a successor exchange or quotation system (each, a “National Market”) for a period of at least 180 consecutive days, the dividend rate on the Series A preferred stock will increase to 12% per annum, which we refer to as the “Penalty Rate” increasing by 1% per annum for each subsequent failure to pay a monthly dividend, up to a maximum dividend rate of 15% per annum. Dividends will generally be payable on the last day of each calendar month, to holders of record as of the

15th day of such calendar month. Dividends on the Series A preferred stock will accrue regardless of whether:
• the terms of our senior shares (as defined below) or our agreements, including our credit facilities, at any time prohibit the current payment of dividends;
• we have earnings;
• there are funds legally available for the payment of such dividends; or
• the dividends are declared by our board of directors.
All payments of dividends made to the holders of Series A preferred stock will be credited against the previously accrued dividends on such shares of Series A preferred stock. We will credit any dividends paid on the Series A preferred stock first to the earliest accrued and unpaid dividend due. As described more fully under “Ranking” below, the payment of dividends with respect to the Series A preferred stock is senior to any dividends to which holders of our common stock are entitled, if any.
Alternative payment of dividends upon dividend default with regard to Series A preferred stock:
If, at any time, there is a dividend default because cash dividends on the outstanding Series A preferred stock are accrued but not paid in full for any monthly dividend period for a total of six consecutive or non-consecutive monthly dividend periods, and the Penalty Rate is imposed as described above, we can elect to pay dividends on the Series A preferred stock, including all accrued but unpaid dividends, by issuing to the holders thereof (i) if our common stock is then listed on a National Market and to the extent permitted under the rules of the National Market on which such shares are listed, shares of our common stock (based on the weighted average daily closing price for the 10 trading day period ending on the trading day immediately preceding the payment) and cash in lieu of any fractional share, or (ii) if our common stock is not listed on a National Market, additional shares of Series A preferred stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share.
Optional redemption of preferred stock:
We may not redeem the Series A preferred stock prior to June 16, 2017, except pursuant to the special redemption upon a Change of Control discussed below. On and after June 16, 2017, we may redeem the Series A preferred stock for cash at our option, from time to time, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.

Special redemption of Series A preferred stock upon change of ownership or control:
Upon the occurrence of a Change of Control, we will have the option upon written notice mailed by us, not less than 30 nor more than 90 days prior to the redemption date and addressed to the holders of record of the Series A preferred stock to be redeemed, to redeem the Series A preferred stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at the following price:

Redemption Date	Redemption Price per share(1)
On or before June 15, 2015	$25.75
After June 15, 2015 and on or before June 15, 2016	$25.50
After June 15, 2016 and on or before June 15, 2017	$25.25
After June 15, 2017	$25.00

(1) plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date
Please see the section entitled “Description of Our Series A Preferred Stock — Redemption” in this prospectus.
A “Change of Control” shall be deemed to have occurred on the date (i) that a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of our total voting stock; (ii) that we sell, transfer, or otherwise dispose of all or substantially all of our assets; or (iii) of the consummation of a merger or share exchange of us with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange. For purposes of determining whether a “Change of Control” has occurred, any “group” that exists on the issuance date of the Series A preferred stock offered hereby shall be disregarded.

No maturity or mandatory redemption or Series A preferred stock:
The Series A preferred stock does not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions except for redemption at our option (or the option of the acquiring entity) under some circumstances upon a Change of Control as described above or after June 16, 2017.
Ranking of Series A preferred stock:
The Series A preferred stock will rank: (i) senior to our common stock and any other equity securities that we may issue in the future, the terms of which do not specifically provide that such equity securities rank senior to or on parity with such Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares,” (ii) equal to any other shares of equity securities that we may issue in the future, the terms of which do not specifically provide that such equity securities are junior or senior to our Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A preferred stock), referred to as “parity shares,” (iii) junior to all other equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A preferred stock), referred to as “senior shares,” and (iv) junior to all our existing and future indebtedness.
Liquidation preference of Series A preferred stock:
If we liquidate, dissolve or wind up our operations, the holders of our Series A preferred stock will have the right to receive $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any payments are made to the holders of our common stock and any other of our junior shares. The rights of the holders of the Series A preferred stock to receive the liquidation preference will be subject to the proportionate rights of holders of each other future series or class of parity shares and subordinate to the rights of senior shares.
Voting Rights:
Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
Holders of the Series A preferred stock will generally be entitled to vote only on changes to our articles of incorporation that would be materially adverse to the rights of holders of Series A preferred stock, provided that an increase of the authorized number of shares of preferred stock shall be deemed to not adversely affect such rights. However, if cash dividends on any outstanding Series A preferred stock have not been paid in full for any monthly dividend period for any six consecutive or non-consecutive monthly periods, or if we fail to maintain the listing of the Series A preferred stock on a National Market for a period of at least 180 consecutive days, then the holders of the Series A preferred stock, voting separately as a class with holders of all other series of parity shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two directors to serve on our board of directors in addition to those directors then serving on our board of directors until such time as the dividend arrearage is eliminated or listing is restored, as applicable.
Material U.S. Federal Income Tax Consequences:
The material U.S. federal income tax consequences of purchasing, owning and disposing of our common stock and Series A preferred stock are described in “Material U.S. Federal Income Tax Consequences” beginning on page 37 of this prospectus. You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our Series A preferred stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.
Conversion rights of Series A preferred stock:
The Series A preferred stock is not convertible into common stock.
Risk Factors:
Investing in our securities involves substantial risks. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in our securities.
Recent Developments
The Company holds a minority interest in a corporation that closed on a sale of its principal assets. We expect to receive a distribution of approximately $1.75 million within the next 60 to 90 days.
In connection with our recent amendment to our credit facilities allowing us to establish a $1 million segregated account available for payment of dividends through October 2015, the bank has also agreed to allow us to pay the dividend declared for May 2015 with funds are outside the $1 million segregated account.
Our largest stockholder, West Coast Opportunity Fund, LLC, recently made a pro rata distribution of its shares of our common stock to its investors. As a result ownership of our shares is no longer concentrated in an entity controlled by members of our board of directors.
Recent Adverse Developments
Pursuant to full cost accounting rules, we must perform a ceiling test each quarter on its proved oil and natural gas assets within each separate cost center. All of our costs are included in one cost center because all of the Company’s operations are located in the United States. Our ceiling test was calculated using trailing twelve-month, unweighted-average first-day-of-the-month prices for oil and natural gas as of March 31, 2015, which were based on a West Texas Intermediate oil price of $78.82 per Bbl and a Henry Hub natural gas price of $3.74 per MMBtu (adjusted for basis and quality differentials), respectively. Utilizing these prices, the calculated ceiling amount was less than the net capitalized cost of oil and natural gas properties as of March 31, 2015, and as a result, a pre-tax write-down of $16.4 million was recorded at March 31, 2015. Additional material write-downs of the Company’s oil and gas properties will occur in subsequent quarters in the event that oil and natural gas prices remain at current depressed levels, or if we experience significant downward adjustments to its estimated proved reserves.

ABOUT ENERJEX RESOURCES, INC.

Overview

We operate as an independent exploration and production company focused on the acquisition and development of oil and natural gas properties located in the mid-continent region of the United States.

Our primary business objective is to increase our oil and natural gas production, reserves, and cash flow in a manner that is accretive for our shareholders by acquiring and developing properties that have low production decline rates and offer abundant drilling opportunities with low risk profiles.

We drilled 52 oil wells in 2014 with a 98% success rate, and our ratio of proved reserves to production is 20.8 years based on our annualized production volumes for the year ended December 31, 2014.

As of December 31, 2014, we owned oil and natural gas leases covering more than 90,000 net acres in Kansas, Colorado, Nebraska, and Texas, of which approximately 64% is held by production. We have identified more than 500 drilling locations on this acreage from which we expect to recover commercial quantities of oil and natural gas.

Our total net proved oil and natural gas reserves as of December 31, 2014 were 4.4 million barrels of oil equivalent (Boe), of which 69% was oil. Of the 4.4 million Boe of total proved reserves, approximately 50% were classified as proved developed producing, approximately 19% were classified as proved developed non-producing, and approximately 31% were classified as proved undeveloped. The total PV10 (present value) of our proved reserves as of December 31, 2014 was $64.3 million.

Strategy

The principal elements of our business strategy are to:

•	Develop Our Existing Properties. We plan to increase our oil and natural gas production, reserves, and cash flow by developing our extensive inventory of drilling locations that we have identified on our existing properties.
•	Maximize Operational Control. We seek to operate and maintain a substantial working interest in the majority of our properties. We believe the ability to control our drilling inventory will provide us with the opportunity to more efficiently allocate capital, manage resources, control operating and development costs, and utilize our experience and knowledge of oil and gas field technologies.
•	Pursue Selective Acquisitions and Joint Ventures. We believe our local presence in Kansas, Colorado, Nebraska, and Texas makes us well-positioned to pursue selected acquisitions and joint venture arrangements.
•	Reduce Unit Costs Through Economies of Scale and Efficient Operations. As we increase our oil and natural gas production and develop our existing properties, we expect that our unit cost structure will benefit from economies of scale. In particular, we anticipate reducing unit costs through greater utilization of our existing infrastructure over a larger number of wells.
•	Reduce Oil Price Risk. We seek to minimize the risk to our business of a decline in future oil prices by entering into derivative or physical hedging arrangements with respect to a portion of our anticipated future oil production.

We were formerly known as Millennium Plastics Corporation and were incorporated in the State of Nevada on March 31, 1999. We abandoned a prior business plan focusing on the development of biodegradable plastic materials. In August 2006, we acquired Midwest Energy, Inc., a Nevada corporation, pursuant to a reverse merger. After the merger, Midwest Energy became a wholly owned subsidiary, and as a result of the merger the former Midwest Energy stockholders controlled approximately 98% of our outstanding shares of common stock. We changed our name to EnerJex Resources, Inc. in connection with the merger, and in November 2007 we changed the name of Midwest Energy (now our wholly owned subsidiary) to EnerJex Kansas, Inc. All of our current operations are conducted through EnerJex Kansas, Inc., Black

Raven Energy, Inc., and Black Sable Energy, LLC, and our leasehold interests are held in our wholly owned subsidiaries Black Raven Energy, Inc., Adena, LLC, Black Sable Energy, LLC, Working Interest, LLC, and EnerJex Kansas, Inc.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, as well as the risks described under the caption“Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and the other filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which we have incorporated herein by reference. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and the market or trading price of our securities could decline due to any of these risks. In addition, please read“Disclosure Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to our Business

We do not have positive cash flow from operations excluding the benefit of our hedge positions, and we will likely need to pursue a material strategic transaction to continue operations.

Unless oil prices rebound materially, we will not be able to achieve positive cash flow from operations excluding the benefit of revenues we are generating from our hedging contracts. After our hedge positions expire, we will not have sufficient cash flow to sustain our operations and debt burden on a long term basis. As a result, we will likely need to engage in a merger or other transaction with another oil and gas company whose assets are less leveraged than ours or complete a significant acquisition which would require raising additional capital and/or issue additional securities.

Our recent issuance in May 2015 of Series A preferred stock with a 10% dividend on par value, and the plan to reserve sufficient funds to pay dividends on our Series A preferred stock at least through October 2015, represent a further leveraging of our balance sheet in an effort to raise working capital with which to bridge to a material strategic transaction and fund operations. There are material risks in that strategy, including that we may not be able to close such a strategic transaction before we use up our available net working capital, and that we may need to suspend payment of the dividend on the preferred stock after October 2015 if no transaction is completed by that time. The suspension of payment of dividends may have an adverse impact on our stock price, which in turn may have a material adverse impact on our ability to close a material strategic transaction of the sort described above.

In certain sales, mergers, or other business combinations, there is a risk that the counterparty may condition the closing upon a change in the terms of the Series A preferred stock or may effect a tender for such shares at a price that is significantly less than the liquidation preference of the Series A preferred stock, which would have a material adverse impact on the value of such shares.

Current volatile market conditions and significant fluctuations in energy prices may continue indefinitely, negatively affecting our business prospects and viability.

The oil and gas markets are very volatile, and we cannot predict future oil and natural gas prices. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our planned operations and financial condition. The amount of any royalty payment we receive, if any, from the production of oil and gas from our oil and gas interests will depend on numerous factors beyond our control.

Our 2014 oil and gas reserve report shows a decline in our estimated reserves, which will have adverse implications to our business.

Our 2014 oil and gas reserve report shows a material decline in our estimated reserves from 2013. This decline will affect our schedule of future production and development drilling operations.

Our maximum borrowings under our credit facility are subject to reduction based upon a borrowing base calculation, which is re-determined using updated reserve reports. Because our 2014 reserve report shows materially reduced available reserves as discussed above, our borrowing base was similarly reduced. As a result of the reduction, we became overdrawn on our credit facilities and therefore not in compliance with the financial covenants imposed by our lenders. We recently negotiated and entered into an amendment of our credit facilities in which, among other things, our lender: (i) redetermined the borrowing base based upon the 2014 reserve report, (ii) imposed affirmative obligations on us to use a portion of proceeds received with regard to future sales of securities or certain assets to repay the loan, (iii) consented to our non-compliance with certain terms of the credit agreement, and (iv) waived certain provisions of the credit agreement. There is no guarantee that we will be able to meet the requirements of our amended facility. If our borrowing base does not improve this plan and any other requirements from our lenders may affect our ability to pay ordinary operating expenses as they become due, operate and grow our production activities, and pay dividends on our Series A preferred stock. All of those factors may adversely affect the results of our operations and our stock price.

Our ability to pay dividends on the Series A preferred stock is subject to bank approval, and we cannot assure that we will be able to pay any Series A preferred stock dividends after October 2015 without further bank approval.

Pursuant to the terms and conditions of our credit facility, as recently amended, our ability to pay dividends is subject to bank approval until we meet certain loan covenants. Our bank has approved the payment of the declared dividend on our Series A preferred stock for May 2015. In addition, the bank consented to the release from the bank lien of $1 million to be segregated in an account for the purpose of paying Series A preferred stock dividends through October 2015. We anticipate that such funds are sufficient to pay dividends on our issued and outstanding shares of Series A preferred stock and the shares of Series A preferred stock issued in this offering until October 2015. After October 2015, we will need further bank consent to pay dividends, and there is no guarantee that the bank will consent to the payment of any further dividends, even if we had funds to pay such dividends. After the earlier of November 1, 2015 and exhaustion of the $1 million, the decision to declare further dividends will depend on the circumstances that then exist. Any failure to pay dividends on our Series A preferred stock will adversely affect our stock price.

Declining economic conditions and worsening geopolitical conditions could negatively impact our business

Our operations are affected by local, national and worldwide economic conditions. Markets in the United States and elsewhere have been experiencing volatility and disruption for more than 5 years, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets generally. The consequences of a potential or prolonged recession may include a lower level of economic activity and uncertainty regarding energy prices and the capital and commodity markets.

In addition, actual and attempted terrorist attacks in the United States, Middle East, Southeast Asia and Europe, and war or armed hostilities in the Middle East, the Persian Gulf, North Africa, Iran, North Korea or elsewhere, or the fear of such events, could further exacerbate the volatility and disruption to the financial markets and economy.

While the ultimate outcome and impact of the current economic conditions cannot be predicted, a lower level of economic activity might result in a decline in energy consumption, which may materially adversely affect the price of oil and gas, our revenues, liquidity and future growth. Instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital.

The oil and natural gas business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

The oil and natural gas business involves a variety of operating risks, including:

•	unexpected operational events and/or conditions;

•	reductions in oil and natural gas prices;
•	limitations in the market for oil and natural gas;
•	adverse weather conditions;
•	facility or equipment malfunctions;
•	title problems;
•	oil and gas quality issues;
•	pipe, casing, cement or pipeline failures;
•	natural disasters;
•	fires, explosions, blowouts, surface cratering, pollution and other risks or accidents;
•	environmental hazards, such as oil spills, pipeline ruptures and discharges of toxic gases;
•	compliance with environmental and other governmental requirements; and
•	uncontrollable flows of oil or natural gas or well fluids.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;
•	severe damage to and destruction of property, natural resources and equipment;
•	pollution and other environmental damage;
•	clean-up responsibilities;
•	regulatory investigation and penalties;
•	suspension of our operations; and
•	repairs to resume operations.

Because we use third-party drilling contractors to drill our wells, we may not realize the full benefit of worker compensation laws in dealing with their employees. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could impact our operations enough to force us to cease our operations.

Drilling wells is speculative, and any material inaccuracies in our forecasted drilling costs, estimates or underlying assumptions will materially affect our business.

Developing and exploring for oil and natural gas involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including geological conditions, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of an oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. Substantially all of our wells drilled through March 31, 2015 have been development wells and a majority of the wells drilled by Black Raven have been considered by Black Raven to be development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. Our initial drilling and development sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

Development of our reserves, when established, may not occur as scheduled and the actual results may not be as anticipated. Drilling activity and lack of access to economically acceptable capital may result in downward adjustments in reserves or higher than anticipated costs. Our estimates will be based on various assumptions, including assumptions over which we have no control and assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We have limited control over our operations that affect, among other things, acquisitions and dispositions of properties, availability of funds, use of applicable technologies, hydrocarbon recovery efficiency, drainage volume and production decline rates that are part of these estimates and assumptions and any variance in our operations that affects these items within our control may have a material effect on reserves. The process of estimating our oil and gas reserves is extremely complex, and requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Our estimates may not be reliable enough to allow us to be successful in our intended business operations. Our actual production, revenues, taxes, development expenditures and operating expenses will likely vary from those anticipated. These variances may be material.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and gas production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;
•	unable to obtain financing for these acquisitions on economically acceptable terms; or
•	outbid by competitors.

If we are unable to develop, exploit, find or acquire additional reserves to replace our current and future production, our cash flow and income will decline as production declines, until our existing properties would be incapable of sustaining commercial production.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often incomplete or inconclusive.

Our reviews of acquired properties can be inherently incomplete because it is not always feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, plugging or orphaned well liability are not necessarily observable even when an inspection is undertaken.

We must obtain governmental permits and approvals for drilling operations, which can result in delays in our operations, be a costly and time consuming process, and result in restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of well drilling permit issuances in the region in which we operate. Compliance with the requirements imposed by these authorities can be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations and/or fines. Regulatory or legal actions in the future may materially interfere with our operations or otherwise have a material adverse effect on us. In addition, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that a proposed project may have on the environment, threatened and endangered species, and cultural and archaeological artifacts. Accordingly, the well drilling permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitably.

Cost and availability of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts for drilling rigs and drilling rigs may not be readily available when we need them. Drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

Our exposure to possible leasehold defects and potential title failure could materially adversely impact our ability to conduct drilling operations.

We obtain the right and access to properties for drilling by obtaining oil and natural gas leases either directly from the hydrocarbon owner, or through a third party that owns the lease. The leases may be taken or assigned to us without title insurance. There is a risk of title failure with respect to such leases, and such title failures could materially adversely impact our business by causing us to be unable to access properties to conduct drilling operations.

We operate in a highly competitive environment and our competitors may have greater resources than do we.

The oil and natural gas industry is intensely competitive and we compete with other companies, many of which are larger and have greater financial, technological, human and other resources. Many of these companies not only explore for and produce crude oil and/or natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive oil and properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low oil and gas market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete, our operating results and financial position may be adversely affected.

Oil and gas prices are volatile. Future volatility may cause negative change in cash flows which may result in our inability to cover our operating or capital expenditures.

Our future revenues, profitability, future growth and the carrying value of our properties depend substantially on the prices we may realize for our oil and gas production. Our realized prices may also affect the amount of cash flow available for operating or capital expenditures and our ability to borrow and raise additional capital.

Oil and gas prices are subject to wide fluctuations in response to relatively minor changes in or perceptions regarding supply and demand. Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause this volatility are:

•	commodities speculators;
•	local, national and worldwide economic conditions;

•	worldwide or regional demand for energy, which is affected by economic conditions;
•	the domestic and foreign supply of oil and gas;
•	weather conditions;
•	natural disasters;
•	acts of terrorism;
•	domestic and foreign governmental regulations and taxation;
•	political and economic conditions in oil and gas producing countries, including those in the Middle East and South America;
•	impact of the U.S. dollar exchange rates on oil and gas prices;
•	the availability of refining capacity;
•	actions of the Organization of Petroleum Exporting Countries, or OPEC, and other state controlled oil and gas companies relating to oil and gas price and production controls; and
•	the price and availability of other fuels.

It is impossible to predict oil and gas price movements with certainty. A drop in oil and gas prices may not only decrease our future revenues on a per unit basis but also may reduce the amount of oil and gas that we can produce economically. A substantial or extended decline in oil and gas prices would materially and adversely affect our future business enough to potentially force us to cease our business operations. In addition, our reserves, financial condition, results of operations, liquidity and ability to finance and execute planned capital expenditures will also suffer in such a price decline.

Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry.

Recent economic data indicates the rate of economic growth worldwide has declined significantly from the growth rates experienced in recent years. Current economic conditions have resulted in uncertainty regarding energy and commodity prices. In addition, future economic conditions may cause many oil and natural gas production companies to further reduce or delay expenditures in order to reduce costs, which in turn may cause a further reduction in the demand for drilling services. If conditions worsen, our business and financial condition may be adversely impacted.

Our business involves numerous operating hazards, and our insurance and contractual indemnity rights may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch throughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator and others affected by such events, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling personnel, environmental damage and increased insurance costs. We may also be subject to personal injury and other claims of drilling personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by host governments, oil and natural gas companies and other businesses operating offshore and in coastal areas, as well as claims by individuals living in or around coastal areas.

As is customary in our industry, the risks of our operations are partially covered by our insurance and partially by contractual indemnities from our customers. However, insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable. If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling industry, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we currently operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Additionally, our operations and activities in the United States and its territorial waters are subject to numerous environmental laws and regulations, including the Clean Water Act, the OPA, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Resource Conservation and Recovery Act and MARPOL. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations.

Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations relating to exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with such laws and regulations.

In addition, some financial institutions are imposing, as a condition to financing, requirements to comply with additional non-governmental environmental and social standards in connection with operations outside the United States, such as the Equator Principles, a credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. Such additional standards could impose significant new costs on us, which may materially and adversely affect us.

Changes in U.S. federal laws and regulations, or in those of other jurisdictions where we operate, including those that may impose significant costs and liability on us for environmental and natural resource damages, may adversely affect our operations.

If the U.S. government amends or enacts new federal laws or regulations, our potential exposure to liability for operations and activities in the United States and its territorial waters may increase. Although the Oil Pollution Act of 1990 provides federal caps on liability for pollution or contamination, future laws and regulations may increase our liability for pollution or contamination resulting from any operations and activities that the Company may have in the United States and its territorial waters including punitive damages and administrative, civil and criminal penalties. Additionally, other jurisdictions where we operate have modified, or may in the future modify, their laws and regulations in a manner that would increase our liability for pollution and other environmental damage.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our exploration and production operations is an important component of our business strategy. We believe that acquisition opportunities for EnerJex, such as the merger with Black Raven, may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our securities. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on favorable terms. If we raise additional capital by issuing additional equity securities, existing stockholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;
•	the risk of incorrect assumptions regarding the future results of acquired operations;
•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and
•	the risk of diversion of management's attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

The loss of some of our key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we cannot assure you that we will be able to retain key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand operations depends in part upon our ability to increase the size of the skilled labor force.

Risks Related to EnerJex

Anti-takeover provisions in our charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or management and could make a third-party acquisition of the company difficult.

Our amended and restated articles of incorporation and bylaws, as amended, contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and have a negative effect on the price at which shares of our Series A preferred stock trade.

We have sustained losses in the past, and our future profitability is subject to many risks inherent in the oil and natural gas exploration and production industry.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing and maintaining a business in the exploration and production industry. There is nothing conclusive at this time on which to base an assumption that our business operations will prove to be successful or that we will be able to operate profitably. Our future operating results will depend on many factors, including:

•	the future prices of oil and gas;
•	our ability to raise adequate capital;
•	success of our development and exploration efforts;
•	our ability to manage our operations cost effectively;
•	effects of our hedging strategies;
•	demand for oil and gas;
•	the level of our competition;
•	our ability to attract and maintain key management, employees and operators;
•	transportation and processing fees on our facilities;
•	fuel conservation measures;
•	alternate fuel requirements or advancements;
•	government regulation and taxation;
•	technical advances in fuel economy and energy generation devices; and
•	our ability to efficiently explore, develop and produce sufficient quantities of marketable oil and gas in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above, along with continually developing ways to enhance our production efforts. Despite our best efforts, we may not be successful in our development efforts or obtain required regulatory approvals. There is a possibility that some of our wells may never produce oil or gas in sustainable or economic quantities.

We will need additional capital in the future to finance our planned growth, which we may not be able to raise or may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

We have and expect to continue to have substantial capital expenditure and working capital needs. We will need to rely on cash flow from operations and borrowings under our credit facility or raise additional cash to fund our operations, pay outstanding long-term debt, fund our anticipated reserve replacement needs and implement our growth strategy, or respond to competitive pressures and/or perceived opportunities, such as investment, acquisition, exploration, work-over and development activities.

If low oil and gas prices, operating difficulties, constrained capital sources or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our development, production exploitation and exploration programs. If our resources or cash flows do not satisfy our operational needs, we will require additional financing, in addition to anticipated cash generated from our operations, to fund our planned growth. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our acquisition, drilling, development, and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis. Our current plans to address a drop in crude oil prices are to maintain hedges covering a portion of our expected future oil production and to reduce both capital and operating expenditures to a level equal to or below cash flow from operations. However, our plans may not be successful in improving our results of operations and liquidity.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of existing stockholders, including rights that are senior to those of holders of our Series A preferred stock.

Approximately 31% of our total proved reserves as of December 31, 2014 consist of undeveloped reserves, and those reserves may not ultimately be developed or produced.

Our estimated total proved PV10 (present value) before tax of reserves as of December 31, 2014 was $64.3 million, versus $102 million as of December 31, 2013. Of the 4.4 million net barrels of oil equivalent at December 31, 2014, approximately 50% are proved developed producing, approximately 19% are classified as proved developed non-producing and approximately 31% are classified as proved undeveloped.

Assuming we can obtain adequate capital resources, we plan to develop and produce all of our proved reserves, but ultimately some of these reserves may not be developed or produced. Furthermore, not all of our undeveloped reserves may be ultimately produced in the time periods we have planned, at the costs we have budgeted, or at all.

Because we face uncertainties in estimating proved recoverable reserves, you should not place undue reliance on such reserve information.

Our reserve estimates and the future net cash flows attributable to those reserves at December 31, 2014 were prepared by MHA Petroleum Consultants LLC, an independent petroleum consultant. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of these independent consultants and engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that can be economically extracted, which cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the assumptions and estimates in our reserve reports. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classification of reserves based on risk of recovery, and estimates of the future net cash flows. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this report were prepared by MHA Petroleum Consultants LLC in accordance with rules of the Securities and Exchange Commission, or SEC, and are not intended to represent the fair market value of such reserves.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	geological conditions;
•	assumptions governing future oil and gas prices;
•	amount and timing of actual production;

•	availability of funds;
•	future operating and development costs;
•	actual prices we receive for oil and gas;
•	changes in government regulations and taxation; and
•	capital costs of drilling new wells.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our business or the oil and gas industry in general.

The differential between the New York Mercantile Exchange, or NYMEX, or other benchmark price of oil and gas and the wellhead price we receive could have a material adverse effect on our results of operations, financial condition and cash flows.

The prices that we received for our oil production in Texas, Colorado and Kansas are typically based on a discount to the relevant benchmark prices, such as NYMEX, that are used for calculating hedge positions. In Colorado, the prices that we receive for our natural gas production is based upon local market conditions but generally we receive a discount to Henry Hub. The difference between the benchmark price and the price we receive is called a differential. We cannot accurately predict oil and gas differentials. Production increases from competing North American producers, in conjunction with limited refining and pipeline capacity, have gradually widened this differential. Recent economic conditions, including volatility in the price of oil and gas, have resulted in both increases and decreases in the differential between the benchmark price for oil and gas and the wellhead price we receive. These fluctuations could have a material adverse effect on our results of operations, financial condition and cash flows by decreasing the proceeds we receive for our oil and gas production in comparison to what we would receive if not for the differential.

In order to exploit successfully our current oil and gas leases and others that we acquire in the future, we will need to generate significant amounts of capital.

The oil and natural gas exploration, development and production business is a capital-intensive undertaking. In order for us to be successful in acquiring, investigating, developing, and producing oil and gas from our current mineral leases and other leases that we may acquire in the future, we will need to generate an amount of capital in excess of that generated from our results of operations. In order to generate that additional capital, we may need to obtain an expanded debt facility and issue additional shares of our equity securities. There can be no assurance that we will be successful in ether obtaining that expanded debt facility or issuing additional shares of our equity securities, and our inability to generate the needed additional capital may have a material adverse effect on our prospects and financial results of operations. If we are able to issue additional equity securities in order to generate such additional capital, then those issuances may occur at prices that represent discounts to our trading price, and will dilute the percentage ownership interest of those persons holding our shares prior to such issuances. Unless we are able to generate additional enterprise value with the proceeds of the sale of our equity securities, those issuances may adversely affect the value of our shares that are outstanding prior to those issuances.

A significant portion of our potential future reserves and our business plan depend upon secondary recovery techniques to establish production. There are significant risks associated with such techniques.

We anticipate that a significant portion of our future reserves and our business plan will be associated with secondary recovery projects that are either in the early stage of implementation or are scheduled for implementation subject to availability of capital. We anticipate that secondary recovery will affect our reserves and our business plan, and the exact project initiation dates and, by the very nature of waterflood operations, the exact completion dates of such projects are uncertain. In addition, the reserves and our business plan associated with these secondary recovery projects, as with any reserves, are estimates only, as the success of any development project, including these waterflood projects, cannot be ascertained in advance. If we are not successful in developing a significant portion of our reserves associated with secondary recovery methods, then the project may be uneconomic or generate less cash flow and reserves than we had estimated prior to investing the capital. Risks associated with secondary recovery techniques include, but are not limited to, the following:

•	higher than projected operating costs;
•	lower-than-expected production;
•	longer response times;
•	higher costs associated with obtaining capital;
•	unusual or unexpected geological formations;
•	fluctuations in oil and gas prices;
•	regulatory changes;
•	shortages of equipment; and
•	lack of technical expertise.

If any of these risks occur, it could adversely affect our financial condition or results of operations.

Any acquisitions we complete are subject to considerable risk.

Even when we make acquisitions that we believe are good for our business, any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, revenues and costs, including synergies;
•	an inability to integrate successfully the businesses we acquire;
•	a decrease in our liquidity by using our available cash or borrowing capacity to finance acquisitions;
•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;
•	the diversion of management's attention from other business concerns;
•	an inability to hire, train or retain qualified personnel to manage the acquired properties or assets;
•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;
•	unforeseen difficulties encountered in operating in new geographic or geological areas; and
•	customer or key employee losses at the acquired businesses.

Due to our lack of geographic diversification, adverse developments in our operating areas would materially affect our business.

We currently only lease and operate oil and natural gas properties located in Kansas, Colorado, Nebraska and Texas. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these properties caused by significant governmental regulation, transportation capacity constraints, curtailment of production, natural disasters, adverse weather conditions or other events which impact this area.

We are not the operator of some of our properties and we have limited control over the activities on those properties.

We are not the operator of our Mississippian Project, and our dependence on the operator of this project limits our ability to influence or control the operation or future development of this project. Such limitations could materially adversely affect the realization of our targeted returns on capital related to exploration, drilling or production activities and lead to unexpected future costs.

We may suffer losses or incur liability for events for which we or the operator of a property have chosen not to obtain insurance.

Our operations are subject to hazards and risks inherent in producing and transporting oil and gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our and others' properties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, pollution and environmental risks generally are not fully insurable. As a result of market conditions, existing insurance policies may not be renewed and other desirable insurance may not be available on commercially reasonable terms, if at all. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our hedging activities could result in financial losses or could reduce our available funds or income and therefore adversely affect our financial position.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and gas, we have entered into derivative contracts through June 30, 2016 for approximately 175,000 barrels of crude oil. The settlement of and the mark to market of these contracts could result in both realized and unrealized hedging losses. For the year ended December 31, 2014, we incurred realized and unrealized hedging gains of approximately $5,000,000. The extent of our commodity price exposure is related largely to the effectiveness and scope of our derivative activities. For example, the derivative instruments we may utilize may be based on posted market prices, which may differ significantly from the actual crude oil prices we realize in our operations.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, while we believe our existing derivative activities are with creditworthy counterparties, continued deterioration in the credit markets may cause a counterparty not to perform its obligation under the applicable derivative instrument or impact their willingness to enter into future transactions with us.

Our business depends in part on processing facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our oil and gas production and could harm our business.

The marketability of our oil and gas production will depend in part on the availability, proximity and capacity of pipelines and oil processing facilities. The amount of oil and gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we will be provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in pipeline capacity or the capacity of processing facilities could significantly reduce our ability to market our oil and gas production and could materially harm our business.

Our reserves are subject to the risk of depletion because many of our leases are in mature fields that have produced large quantities of oil and gas to date.

A significant portion of our operations are located in or near established fields in Kansas, Colorado, Nebraska, and Texas. As a result, many of our leases are in, or directly offset, areas that have produced large quantities of oil and gas to date. As such, our reserves may be negatively impacted by offsetting wells or previously drilled wells, which could significantly harm our business.

Our lease ownership may be diluted due to financing strategies we may employ in the future.

To accelerate our development efforts, we may take on working interest partners who will contribute to the costs of drilling and completion operations and then share in any cash flow derived from production. In addition, we may in the future, due to a lack of capital or other strategic reasons, establish joint venture partnerships or farm out all or part of our development efforts. These economic strategies may have a dilutive effect on our lease ownership and could significantly reduce our operating revenues.

We may face lease expirations on leases that are not currently held-by-production.

We have numerous leases that are not currently held-by-production, some of which have near term lease expirations and are likely to expire. Although we believe that we can maintain our most desirable leases by conducting drilling operations or by negotiating lease extensions, we can make no guarantee that we can maintain these leases.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of oil and gas in the United States are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include, but are not limited to:

•	location and density of wells;
•	the handling of drilling fluids and obtaining discharge permits for drilling operations;
•	accounting for and payment of royalties on production from state, federal and Indian lands;
•	bonds for ownership, development and production of oil and gas properties;
•	transportation of oil and gas by pipelines;
•	operation of wells and reports concerning operations; and
•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our operations may expose us to significant costs and liabilities with respect to environmental, operational safety and other matters.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and gas production activities. We may also be exposed to the risk of costs associated with Kansas Corporation Commission, the Texas Railroad Commission, and the Colorado Oil and Gas Conservation Commission, requirements to plug orphaned and abandoned wells on our oil and gas leases that were previously drilled by third parties. In addition, we may indemnify sellers or lessors of oil and gas properties for environmental liabilities they or their predecessors may have created. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs, liens and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to operate effectively could be adversely affected.

Our ability to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

We currently have net operating loss carryforwards that may be available to offset future taxable income. However, changes in the ownership of our stock (including certain transactions involving our stock that are outside of our control) could result (or may have already resulted) in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, which may significantly limit our ability to utilize our net operating loss carryforwards. To the extent an ownership change has occurred or were to occur in the future, it is possible that the limitations imposed on our ability to use pre-ownership change losses could cause a significant net increase in our U.S. federal income tax liability and could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on the trading price of our common stock and Series A preferred stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess the effectiveness of its internal control over financial reporting and to provide a report by its registered independent public accounting firm addressing the effectiveness of our internal control over financial reporting. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. If we are unable to assert that our internal control over financial reporting is effective or if our registered independent public accounting firm is unable to express an opinion on the effectiveness of the internal controls or identifies one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on the trading price of our common stock and Series A preferred stock. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain effective internal control over financial reporting could have an adverse effect on the trading price of our common stock and Series A preferred stock.

A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could materially adversely affect our financial condition and results of operations.

We derive a significant portion of our revenues from a small number of customers. Our financial condition and results of operations could be materially and adversely affected if any one of these customers interrupts or curtails their activities, fail to pay for the services that have been performed, terminate their contracts, fail to renew their existing contracts or refuse to award new contracts and we are unable to enter into contracts with new customers on comparable terms. The loss of any of our significant customers could materially adversely affect our financial condition and results of operations.

We are exposed to the credit risks of our key customers, including certain affiliated companies, and certain other third parties, and nonpayment by these customers and other parties could adversely affect our financial position, results of operations and cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by key customers and certain other third parties could adversely affect our financial position, results of operations and cash flows. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Furthermore, some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Natural disasters or other catastrophic events could disrupt our operations or those of our strategic partners, contractors and vendors. We might suffer losses as a result of business interruptions that exceed the coverage available under our and our contractors' insurance policies or for which we or our contractors do not have coverage. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results, and could delay our efforts to identify and execute any strategic opportunities.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of shares of common stock and Series A preferred stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of our common stock or Series A preferred stock, but we will bear the costs associated with this registration. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of shares of our common stock and Series A preferred stock.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value, of which 2,000,000 shares have been designated Series A redeemable perpetual preferred stock, and 1,764 shares have been designated series B convertible preferred stock. As of May 21, 2015, we had 8,406,661 shares of common stock, 935,248 shares of Series A preferred stock, and 1,763.7918 shares of series B convertible preferred stock outstanding.

As of May 21, 2015, we had an aggregate of 333,333 shares of EnerJex common stock reserved for issuance upon the exercise of outstanding stock options granted under the EnerJex Resources, Inc. 2013 Stock Incentive Plan, and 1,771,428 shares of common stock reserved for issuance under outstanding warrants.

Common Stock

For all matters submitted to a vote of EnerJex stockholders, each holder of EnerJex common stock is entitled to one vote for each share registered in the holder’s name on EnerJex’s books. EnerJex common stock does not have cumulative voting rights. The holders of a majority of the shares of EnerJex common stock can elect all of the directors standing for election. Subject to limitations under Nevada law and preferences that may be applicable to any then outstanding preferred stock, holders of EnerJex common stock are entitled to receive ratably those dividends, if any, as may be declared by the EnerJex board of directors out of legally available funds. Upon the liquidation, dissolution or winding up of EnerJex, the holders of EnerJex common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of EnerJex’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. All shares of outstanding EnerJex common stock are fully paid and nonassessable. Holders of EnerJex common stock do not have preemptive or subscription rights, and they have no right to convert their EnerJex common stock into any other securities. There are no redemption or sinking fund provisions applicable to the EnerJex common stock. The rights, preferences and privileges of the holders of EnerJex common stock are subject to the rights of the holders of any series of preferred stock which EnerJex may designate in the future. EnerJex’s articles of incorporation and bylaws do not restrict the ability of a holder of EnerJex common stock to transfer the holder’s shares of EnerJex common stock.

The common stock trades on the NYSE MKT under the symbol “ENRJ.”

Preferred Stock

The EnerJex board of directors is authorized, without approval of EnerJex stockholders subject to any limitations prescribed by law, to issue up to an aggregate of 25 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of EnerJex common stock and Series A preferred stock (with the prior approval of the holders of a two-thirds of the issued and outstanding shares of the Series A Preferred Stock) will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The EnerJex board of directors could authorize the issuance of shares of preferred stock with terms and conditions more favorable than the EnerJex common stock or Series A preferred stock (with the prior approval of the holders of a two-thirds of the issued and outstanding shares of the Series A preferred stock) and with rights that could adversely affect the voting power or other rights of holders of the EnerJex common stock or Series A preferred stock. Prior to issuance of shares of each series of undesignated preferred stock, the EnerJex board of directors is required by the Nevada Revised Statutes and EnerJex’s amended and restated articles of incorporation to adopt resolutions and file a Certificate of Designations with the Secretary of State of the State of Nevada, fixing for each such series the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series. If such new series of preferred stock has rights that are senior or equal to those of the Series A preferred stock with respect to dividends or liquidation proceeds, then the terms of such new series must be approved by holders of two-thirds of the issued and outstanding shares of Series A preferred stock. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of EnerJex.

Anti-Takeover Effects of Provisions of EnerJex’s Amended and Restated Articles of Incorporation and Bylaws and Nevada Law

Some provisions of EnerJex’s amended and restated articles of incorporation and bylaws and Nevada law contain provisions that could make the following transactions more difficult: an acquisition of EnerJex by means of a tender offer; an acquisition of EnerJex by means of a proxy contest or otherwise; or removal of EnerJex’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that EnerJex stockholders may otherwise consider to be in their best interest or in EnerJex’s best interests, including transactions that might result in a premium over the market price for EnerJex’s shares.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of EnerJex to first negotiate with the EnerJex board of directors. The EnerJex board of directors believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure EnerJex outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaws

The following provisions in EnerJex’s amended and restated articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control or change in EnerJex’s management, including transactions that EnerJex stockholders may otherwise consider to be in their best interest or in EnerJex’s best interests, including transactions that might result in a premium over the market price for EnerJex’s shares.

•	Authorized But Unissued Capital Stock. EnerJex has shares of common stock and undesignated preferred stock available for future issuance without stockholder approval. EnerJex may use these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on its capital stock. The existence of unissued and unreserved capital stock may enable the EnerJex board of directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of EnerJex by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of EnerJex’s management. In addition, the ability to authorize undesignated preferred stock makes it possible for the EnerJex board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of EnerJex. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of EnerJex.
•	Stockholder Meetings. EnerJex’s amended and restated bylaws provide that a special meeting of stockholders may be called only by EnerJex’s chairman of the board, president and chief executive officer, or by the EnerJex board of directors.
•	Requirements for Advance Notification of Stockholder Nominations and Proposals. EnerJex’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the EnerJex board of directors or a committee of the EnerJex board of directors.

•	No Cumulative Voting Rights. EnerJex’s amended and restated articles of incorporation and bylaws do not provide for cumulative voting rights. The holders of a majority of the shares of common stock entitled to vote in any election of directors, voting together as a single class, can elect all of the directors standing for election.

Nevada Anti-Takeover Law

As a Nevada corporation, EnerJex is subject to Section 78.411 to 78.444 of the Nevada Revised Statutes. This law prohibits a publicly-held Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 78-416 of the Nevada Revised Statues defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10 percent or more of the corporation’s assets involving the interested stockholder;
•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Limitation of Liability and Indemnification

EnerJex’s amended and restated articles of incorporation contains certain provisions permitted under the Nevada Revised Statutes relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

In addition, EnerJex’s amended and restated articles of incorporation contain provisions to indemnify EnerJex’s directors and officers to the fullest extent permitted by the Nevada Revised Statutes.

Transfer Agent and Registrar

The transfer agent and registrar for EnerJex common stock and Series A preferred stock is Standard Registrar & Transfer Co., Inc.

DESCRIPTION OF OUR SERIES A PREFERRED STOCK

The terms of the Series A preferred stock are contained in an amended and restated certificate of designation that amends our articles of incorporation, as amended. The following description is a summary of the material provisions of the Series A preferred stock and the amended and restated certificate of designation. It does not purport to be complete. We urge you to read the amended and restated certificate of designation because it, and not this description, defines your rights as a holder of shares of Series A preferred stock. As used in this section, the terms “EnerJex,” “us,” “we” or “our” refer to EnerJex Resources, Inc. and not any of its subsidiaries.

General

The holders of the Series A preferred stock have no preemptive rights with respect to any of our stock or any securities convertible into or carrying rights or options to purchase any such stock. The Series A preferred stock is not subject to any sinking fund or other obligation of us to redeem or retire the Series A preferred stock, but we may redeem the Series A preferred stock as described below under “Redemption.” Unless redeemed or repurchased by us, the Series A preferred stock will have a perpetual term with no maturity.

The Series A preferred stock is issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company, except in limited circumstances. See “Book-Entry Procedures” below.

Our Series A preferred stock is currently quoted on the NYSE MKT under the trading symbol “ENRJPR.”

Ranking

The Series A preferred stock ranks:

•	senior to our common stock and any other equity securities that we may issue in the future, the terms of which do not specifically provide that such equity securities rank senior to or on parity with such Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares;”
•	equal to any shares of equity securities that we may issue in the future, the terms of which do not specifically provide that such equity securities are junior or senior with such Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “parity shares” (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A preferred stock);
•	junior to all other equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series A preferred stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such creation would require the affirmative vote of the holders of at least a two-thirds of the outstanding shares of Series A preferred stock), referred to, as “senior shares;” and
•	junior to all our existing and future indebtedness.

Dividends

Holders of the Series A preferred stock are entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 10% per annum of the $25.00 per share liquidation preference, equivalent to $2.50 per annum per share. Dividends will accrue on a daily basis and be computed on the basis of a 360-day year consisting of twelve 30-day months.

The dividend payment date shall be each the last day of each calendar month. The record date for each monthly dividend period shall be the 15th day of the calendar month in which the dividend payment date falls. Holders of Series A preferred stock will only be entitled to dividend payments for each monthly dividend period pursuant to which they are the holder of record as of the applicable record date. Dividends will generally be payable monthly in arrears on the dividend payment date; provided, that if such day falls on a national holiday or a weekend, such dividends will be due and payable on the next business day following such weekend or national holiday. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date.

We will not declare or pay or set aside for payment any dividend on the shares of Series A preferred stock if the terms of any of our agreements or senior shares, including agreements relating to our indebtedness, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. See the risk factor entitled “We could be prevented from paying dividends on the Series A preferred stock” on page 0 of this prospectus for additional information.

Notwithstanding the foregoing, however, dividends on the shares of Series A preferred stock will accrue regardless of whether: (i) the terms of our senior shares or our agreements, including our existing or future indebtedness, at any time prohibit the current payment of dividends; (ii) we have earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. Except as otherwise provided, accrued but unpaid distributions on the shares of Series A preferred stock will not bear interest, and holders of the shares of Series A preferred stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our dividends on the shares of Series A preferred stock will be credited to the previously accrued dividends on the shares of Series A preferred stock. We will credit any dividends paid on the shares of Series A preferred stock first to the earliest accrued and unpaid dividend due.

We may not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other junior shares, or redeem, purchase or otherwise acquire shares of common stock or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Series A preferred stock for all past dividend periods.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Series A preferred stock and all parity shares, the amount which we have declared will be allocated pro rata to the shares of Series A preferred stock and to each parity share so that the amount declared for each share of Series A preferred stock and for each parity share is proportionate to the accrued and unpaid distributions on those shares.

Failure to Make Dividend Payments

If we have committed a default by failing to pay the accrued cash dividends on the outstanding Series A preferred stock in full for any six consecutive or non-consecutive monthly periods, which we refer to as a dividend default, then until we have paid all accrued dividends on the shares of our Series A preferred stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full the annual dividend rate on the Series A preferred stock will be increased to 12% per annum, which we refer to as the Penalty Rate, commencing on the first day after the dividend payment date on which such dividend default occurs. Thereafter, the Penalty Rate shall be increased by 1% each successive time we fail to pay the accrued cash dividends on the outstanding Series A preferred stock, up to a maximum of 15%.

If we have committed a dividend default by failing to pay the accrued cash dividends on the outstanding Series A preferred stock in full for any six consecutive or non-consecutive monthly periods, then until we have paid all accrued dividends on the shares of our Series A preferred stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full the holders of our Series A preferred stock will have the voting rights described below. In addition, for any period in which we fail to pay the accrued cash dividends in full on the outstanding Series A preferred stock in full for any six consecutive or non-consecutive monthly periods, we can elect to pay dividends on the Series A preferred stock, including all accrued but unpaid dividends, by issuing to the holders thereof (i) if our common stock is then listed on a National Market and to the extent permitted under the rules of the National Market on which such shares are listed, shares of our common stock (based on the weighted average daily trading price for the 10 business day period ending on the business day immediately preceding the payment)

and cash in lieu of any fractional share, or (ii) if our common stock is not listed on a National Market, additional shares of Series A preferred stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share.

A dividend default will be cured and the stated distribution rate restored once we have paid all accumulated and unpaid dividends in full and have paid dividends at the Penalty Rate in full for each month, either in cash or equity as described above, unless we again fail to pay any monthly dividend for any future month.

Failure to Maintain National Market Listing of Series A Preferred Stock

If we fail to maintain the listing of the Series A preferred stock on a National Market, for a period of 180 consecutive days, which we refer to as a listing default, then the annual dividend rate on the Series A preferred stock will be increased to the Penalty Rate of 12% per annum (without further increases) and holders of Series A preferred stock will have the voting rights described below. See “Voting Rights” below. A listing default will be cured and the stated distribution rate restored once the Series A preferred stock has been listed on a National Market, unless the Series A preferred stock is again not listed.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of junior shares in the distribution of assets, the holders of Series A preferred stock shall be entitled to receive out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid to, but not including, the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A preferred stock and the corresponding amounts payable on all senior shares and parity shares, then after payment of the liquidating distribution on all outstanding senior shares, the holders of the Series A preferred stock and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

The amended and restated certificate of designation for the Series A preferred stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A preferred stock.

Redemption

Optional Redemption

We may not redeem the Series A preferred stock prior to June 16, 2017, except pursuant to the special redemption upon a Change in Control discussed below. On or after June 16, 2017, we, at our option, upon not less than 30 nor more than 90 days’ written notice, may redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption, without interest.

Special Redemption Upon Change of Control

Upon the occurrence of a Change of Control, we will have the option upon written notice mailed by us, not less than 30 nor more than 90 days prior to the redemption date and addressed to the holders of record of the Series A preferred stock to be redeemed, to redeem the Series A preferred stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at the following price:

Redemption Date	Redemption Price per share(1)
On or before June 15, 2015	$25.75
After June 15, 2015 and on or before June 15, 2016	$25.50
After June 15, 2016 and on or before June 15, 2017	$25.25
After June 15, 2017	$25.00

(1)	plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date

A “Change of Control” shall be deemed to have occurred on the date (i) that a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of our total voting stock; (ii) that we sell, transfer, or otherwise dispose of all or substantially all of our assets; or (iii) of the consummation of a merger or share exchange of us with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange. For purposes of determining whether a “Change of Control” has occurred, any “group” that exists on the issuance date of the Series A preferred stock offered hereby shall be disregarded.

General Provisions

Unless full cumulative dividends on all Series A preferred stock and all parity shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A preferred stock or parity shares shall be redeemed unless all outstanding Series A preferred stock and parity shares are simultaneously redeemed. Furthermore, unless full cumulative dividends on all outstanding Series A preferred stock and parity shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any Series A preferred stock or parity shares; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series A preferred stock and parity shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A preferred stock and parity shares.

If fewer than all of the outstanding Series A preferred stock is to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series A preferred stock, such shares shall no longer be deemed to be outstanding, and all of your rights as a holder of shares of Series A preferred stock will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Procedures

Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series A preferred stock at the address shown on our share transfer books. Each notice shall state:

•	the redemption date,
•	the redemption price per share of Series A preferred stock, plus any accrued and unpaid dividends to, but not including, the date of redemption,
•	the number of shares of Series A preferred stock to be redeemed,
•	the place or places where any certificates issued for Series A preferred stock other than through the DTC book entry described below, are to be surrendered for payment of the redemption price,
•	that dividends on the Series A preferred stock will cease to accrue on such redemption date,
•	that the shares of Series A preferred stock are being redeemed pursuant to our redemption right, and
•	any other information required by law or by the applicable rules of any exchange upon which the Series A preferred stock may be listed or admitted for trading.

If fewer than all outstanding shares of Series A preferred stock is to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A preferred stock to be redeemed from each such holder.

Upon issuing a notice of redemption, we shall deposit with our registrar and transfer agent the redemption price (including accrued and unpaid dividends) and give the registrar and transfer agent irrevocable instructions and authority to pay such amount to any holder of the Series A preferred stock properly redeeming its shares. For any Series A preferred stock held through DTC book entry, on or prior to the redemption date, the registrar and transfer agent shall deposit the redemption price (including accrued and unpaid dividends) of the Series A preferred stock so called for redemption with DTC in trust for the nominee holders thereof. Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series A preferred stock at the end of two years after the redemption date will be returned to us by the registrar and transfer agent.

After the redemption date, the redeemed shares of the Series A preferred stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the redemption date.

On or after the redemption date, each holder of shares of Series A preferred stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing its Series A preferred stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A preferred stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of preferred stock.

If we redeem any shares of Series A preferred stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Voting Rights

If and whenever a dividend default or listing default has occurred, the number of directors then constituting our board of directors will increase by two, and the holders of Series A preferred stock, voting together as a class with the holders of any other parity shares upon which like voting rights have been conferred (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any meeting of stockholders called for the purpose of electing directors until such dividend default or listing default has been cured. The term of office of all directors so elected will terminate with the termination of such voting rights, provided however that such voting rights shall be reinstated upon any subsequent dividend default or listing default.

The approval of holders of two-thirds of the outstanding Series A preferred stock, voting as a separate class, is required in order to:

•	amend our articles of incorporation if such amendment materially and adversely affects the rights, preferences or voting power of the holders of the Series A preferred stock, provided that an increase of the authorized number of preferred stock shall be deemed to not adversely affect the rights, preferences or voting power of the holders of Series A preferred stock;
•	create or issue any class or series of parity shares or senior shares.

Except as provided above, the holders of Series A preferred stock are not entitled to vote.

Book-Entry Procedures

The Depository Trust Company & Clearing Corporation, which we refer to as DTC, will act as securities depositary for the Series A preferred stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series A preferred stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series A preferred stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A preferred stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series A preferred stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A preferred stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as “Direct Participants”, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NYSE Amex, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series A preferred stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series A preferred stock on DTC’s records. You, as the actual owner of the Series A preferred stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series A preferred stock is credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A preferred stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series A preferred stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A preferred stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our articles of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series A preferred stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series A preferred stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A preferred stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series A preferred stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A preferred stock will be made directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A preferred stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A preferred stock. In that event, we will print and deliver certificates in fully registered form for the Series A preferred stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A preferred stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series A preferred stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the assumptions, qualifications, and limitations set forth below, the following is the opinion of Reicker, Pfau, Pyle & McRoy LLP, counsel to EnerJex, with respect to the material U.S. federal income tax consequences to “U.S. holders” and “Non-U.S. holders” (each as defined below) of the purchase, ownership and disposition of Series A preferred stock offered by the selling stockholders under this prospectus. Counsel’s opinions are limited to statements of U.S. federal income tax law and regulations and legal conclusions with respect thereto.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion only applies to purchasers who purchase and hold the Series A preferred stock as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series A preferred stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or holder of Series A preferred stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series A preferred stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, former U.S. citizens, or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion. Counsel’s opinions are an expression of professional judgment and are not a guarantee of a result and are not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that counsel’s opinions set forth herein will be sustained if challenged by the Internal Revenue Service.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series A preferred stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Series A preferred stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our Series A preferred stock.

THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES A PREFERRED STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES A PREFERRED STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER OTHER FEDERAL TAX LAW AND THE LAWS OF APPLICABLE STATE, LOCAL AND FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES A PREFERRED STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. holders:

You are a “U.S. holder” if you are a beneficial owner of Series A Preferred stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to our Series A preferred stock (whether in cash or our common stock), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series A preferred stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series A preferred stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series A preferred stock, Including Redemptions.”

Dividends received by individual U.S. holders of Series A preferred stock will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual U.S. holder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual U.S. holders with respect to the Series A preferred stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A preferred stock becomes ex-dividend. Also, if a dividend received by an individual U.S. holder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, any loss recognized by such individual U.S. holder on a subsequent disposition of the stock will be treated as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such U.S. holder’s holding period for the stock. In addition, under the Patient Protection and 2010 Reconciliation Act (the “2010 Reconciliation Act”), dividends recognized after December 31, 2013, by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. Individual U.S. holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporations generally will be eligible for the dividends-received deduction. This deduction is allowed if the underlying stock is held for at least days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. If a corporate stockholder receives a dividend on the Series A preferred stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the corporate stockholder in certain instances must reduce its basis in the Series A preferred stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate stockholder’s basis, any excess will be taxed as gain as if such stockholder had disposed of its shares in the year the “extraordinary dividend” is paid. Each domestic corporate holder of Series A preferred stock is urged to consult with its tax advisors with respect to the eligibility for and amount of any dividends received deduction and the application of Section 1059 of the Code to any dividends it receives.

Distributions on Series A Preferred Stock; EnerJex's Call Option. A distribution by a corporation of its stock deemed made with respect to its preferred stock is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock.

The constructive distribution of property equal to the redemption premium would accrue without regard to the U.S. holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) under Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of Series A preferred stock that would constitute a dividend, return of capital or capital gain to the U.S. holder of the stock in the same manner as cash distributions described under the heading “Material U.S. Federal Income Tax

Consequences—U.S. holders: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series A preferred stock is uncertain.

The Company has the right to call the Series A preferred stock for redemption on or after June 15, 2017 (the “call option”). The stated redemption price of the Series A preferred stock upon the Company’s exercise of the call option is equal to the liquidation preference of the Series A preferred stock (i.e., $25, plus accrued and unpaid dividends) and is payable in cash.

If the redemption price of the Series A preferred stock exceeds the issue price of the Series A preferred stock upon the exercise of the call option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series A preferred stock. The redemption price for the Series A preferred stock should be the liquidation preference of the Series A preferred stock (i.e., $25, plus accrued and unpaid dividends). Assuming that the issue price of the Series A preferred stock is determined under principles similar to the OID Rules, the issue price for the Series A preferred stock should be the initial offering price at which a substantial amount of the Series A preferred stock is sold.

A redemption premium for the Series A preferred stock should not result in constructive distributions to U.S. holders of the Series A preferred stock if the redemption premium is less than a de minimis amount as determined under principles similar to the OID Rules. A redemption premium for the Series A preferred stock should be considered de minimis if such premium is less than 0.25% of the Series A preferred stock’s liquidation value of $25 at maturity, multiplied by the number of complete years to maturity. Because the determination under the OID Rules of a maturity date for the Series A preferred stock is unclear, the remainder of this discussion assumes that the Series A preferred stock is issued with a redemption premium greater than a de minimis amount.

In addition, our call option should not require constructive distributions of the redemption premium if, based on all of the facts and circumstances as of the issue date, the redemption pursuant to the Company’s call option is not more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID rules. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. The Company believes that its right to redeem the Series A preferred stock should not be treated as more likely than not to occur under the foregoing test. Accordingly, no U.S. holder of Series A preferred stock should be required to recognize constructive distributions of the redemption premium because of the Company’s call option.

Disposition of Series A Preferred Stock, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series A preferred stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A preferred stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A preferred stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. In addition, under the 2010 Reconciliation Act, gains recognized after December 31, 2013, by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income.

A redemption of shares of the Series A preferred stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series A preferred stock exceeds one year), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A preferred stock redeemed, except to the extent that any cash or the Company’s common stock or Series A preferred stock received is attributable to any accrued but unpaid dividends on the Series A preferred stock, which will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General.” A payment made in redemption of Series A preferred stock may be treated as a dividend, rather than as payment in exchange for the Series A preferred stock, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;
•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;
•	results in a “complete redemption” of a U.S. holder’s stock interest in the Company under Section 302(b)(3) of the Code; or
•	is a redemption of stock held by a non-corporate U.S. holder, which results in a partial liquidation of the Company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of Series A preferred stock and our common stock or any other stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the Company, which will depend on the U.S. holder’s particular facts and circumstances at such time. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder is exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder is exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of Series A preferred stock generally will not qualify for this exception because the voting rights are limited as provided in the “Description of Our Series A Preferred Stock—Voting Rights.”

For purposes of the “redemption from non-corporate U.S. holders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the stockholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature, and had been interpreted under case law to include the termination of a business or line of business.

Each U.S. holder of Series A preferred stock should consult its own tax advisors to determine whether a payment made in redemption of Series A preferred stock will be treated as a dividend or a payment in exchange for the Series A preferred stock. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series A preferred stock is treated as a distribution with respect to such U.S. holder’s Series A preferred stock, but not as a dividend, such amount will be allocated to all shares of Series A preferred stock held by such U.S. holder immediately before the redemption on a pro-rata basis. The amount applied to each share will reduce such U.S. holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such U.S. holder has different bases in shares of Series A preferred stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such U.S. holder could have gain even if such U.S. holder’s aggregate adjusted tax basis in all shares of Series A preferred stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series A preferred stock to the U.S. holder’s remaining, unredeemed Series A Preferred stock (if any), but not to any other class of stock held, directly or indirectly, by the U.S. holder. Any unrecovered basis in the Series A preferred stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series A preferred stock and to certain payments of proceeds on the sale or other disposition of Series A preferred stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series A preferred stock and certain payments of proceeds on the sale or other disposition of our Series A preferred stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. holders:

You are a “Non-U.S. holder” if you are a beneficial owner of Series A preferred stock and you are not a “U.S. holder.”

Distributions on the Series A Preferred Stock. If distributions (whether in cash or our common stock or Series A preferred stock including constructive distributions as discussed under the heading “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions of Additional Shares of Common Stock or Series A preferred stock”) are made with respect to our Series A preferred stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series A preferred stock and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series A preferred stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series A preferred stock, Including Redemptions.” In addition, if we are a U.S. real property holding corporation, i.e. a “USRPHC,” which we believe that we are currently, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series A Preferred Stock, Including Redemptions”), with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Dividends paid to a Non-U.S. holder of our Series A preferred stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder of our Series A preferred stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such Non-U.S. holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our Series A preferred stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A Non-U.S. holder of our Series A preferred stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Stock Dividends in Lieu of Cash Dividends. Under the terms of our Series A preferred stock, if we fail to pay the accrued cash dividends in full on the outstanding Series A preferred stock for any six consecutive or non-consecutive monthly periods, or if we fail to maintain the listing of the Series A preferred stock for trading upon the NYSE, NYSE MKT, or NASDAQ Stock Market (or any successor exchange to any of the foregoing) for any period of 180 consecutive days, and if, during any period in which either such condition continues to exist, the dividends accruing on the Series A preferred are not paid in cash, then dividends on the Series A preferred stock, including all accrued but unpaid dividends, will be paid by issuing to the holders thereof (i) if our common stock is then listed on a national securities exchange and to the extent permitted under the rules of the national exchange on which such shares are listed, shares of our common stock (based on the weighted average daily trading price for the 10 business day period ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (ii) if our common stock is not listed on a national securities exchange, additional shares of Series A preferred stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share. Holders receiving any such distribution of shares of our common stock or Series A preferred stock in satisfaction of any accrued dividends that are not paid in cash, would be subject to income tax by reason of the receipt of such shares of our common stock or Series A preferred stock, as applicable, based upon the fair market value of such common stock or Series A preferred stock as of the date of the distribution. Any such taxable distribution would be treated, for income tax purposes, (i) first, as a taxable dividend, to the extent of our current and accumulated earnings and profits, (ii) second, as a return of the holder's basis in the holder's shares of Series A preferred stock, and (iii) thereafter, as capital gain.

Disposition of Series A Preferred Stock, Including Redemptions. Any gain realized by a Non-U.S. holder on the disposition of our Series A preferred stock will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);
•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. holder owned beneficially (directly or pursuant to attribution rules) more than 5% of the total fair market value of our Series A preferred stock at any time during the five year period ending either on the date of disposition of such interest or other applicable determination date. This assumes that our Series A preferred stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are currently a USRPHC and that our Series A preferred stock will be regularly traded on an established securities market though no assurances can be made this will be the case in the future.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if the Non-U.S. holder is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code.

If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series A preferred stock, such Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series A preferred stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series A preferred stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A preferred stock, a redemption of shares of the Series A preferred stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a Non-U.S. holder generally will recognize long-term capital gain or loss, if the Non-U.S. holder’s holding period for such Series A preferred stock exceeds one year, equal to the difference between the amount of cash received and fair market value of property received and the Non-U.S. holder’s adjusted tax basis in the Series A preferred stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A preferred stock, which generally will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Distributions on the Series A Preferred Stock.” A payment made in redemption of Series A preferred stock may be treated as a dividend, rather than as payment in exchange for the Series A preferred stock, in the same circumstances discussed above under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series A Preferred Stock, Including Redemptions.” Each Non-U.S. holder of Series A preferred stock should consult its own tax advisors to determine whether a payment made in redemption of Series A preferred stock will be treated as a dividend or as payment in exchange for the Series A preferred stock.

Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of our Series A preferred stock unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recently Enacted Legislation Relating to Foreign Accounts. Recently enacted legislation (“FATCA”) will generally impose a 30% withholding tax on dividends on Series A preferred stock and the gross proceeds of a disposition of Series A preferred stock that are paid to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code and the Treasury regulations thereunder) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements, or is otherwise exempt from FATCA withholding; and (ii) a “non-financial foreign entity” (as that term is defined in Section 1472(d) of the Code and the Treasury regulations thereunder) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements, or otherwise is exempt from FATCA withholding. A Non-U.S. holder should consult its own tax advisors regarding the application of this legislation to it. According to recently issued guidance from the Internal Revenue Service, FATCA withholding will apply to dividends paid on shares of our Series A preferred stock starting January 1, 2014, and to gross proceeds from the disposition of shares of our Series A preferred stock starting January 1, 2017.

SELLING SHAREHOLDERS

This prospectus relates to the registration of shares of common stock previously issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act and the issuance of those shares was not registered with the SEC. Therefore currently the selling shareholders would hold “restricted stock.”

The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in this Offering” and/or any or all of the shares of preferred stock described under the column “Shares of Preferred Stock Being Offered in this Offering” in the tables below. The table below has been prepared based upon information furnished to us by the selling stockholders as of the dates represented in the footnotes accompanying the table. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

The following tables and footnotes disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us, and the number of shares of our common stock and preferred stock beneficially owned by the selling stockholder before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after June 1, 2015 through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

We have assumed that all shares of common stock and preferred stock reflected in the tables as being offered in the offering covered by this prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of common stock or preferred stock that will be held by the selling stockholders upon termination of the offering covered by this prospectus because the selling stockholders may offer some, all or none of their shares of common stock being offered in the offering.

Common Stock to be Sold in Offering

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
ABACO TRADERS LIMITED	1	*	1	—	*
ACORN MANAGEMENT PARTNERS LLC	4,761	*	4,761	—	*
ALAN M ARSHT	16,666	*	16,666	—	*
ALAN R TEMPLEMAN	6,666	*	6,666	—	*
ALLARD J HEITKEMPER & LISA J HEITKEMPER TRUSTEES OF THE 2009 ALLARD J HEITKEMPER & LISA J HEITKEMPER REVOCABLE TRUST	5,555	*	5,555	—	*
ALLYN E SELF & LINDA C SELF	200	*	200	—	*
ANDREW B FIRESTONE	31,192	*	31,192	—	*
ANDREW F PUZDER & DEANNA D PUZDER TRUSTEES OF THE PUZDER FAMILY TRUST DATED 09/19/97	33,333	*	33,333	—	*
ANN B WATSON	13,333	*	13,333	—	*
ANN BECHER SMEAD & MICHAEL BYRAM	18,578	*	18,578	—	*
ANN DEACY	12	*	12	—	*
ARAL HOLDING	1	*	1	—	*
ARNOLD MORREN	11	*	11	—	*
BARBARA DELAUNE WARREN LIVING TRUST	28,574	*	28,574	—	*
BLAIR HOLDER	2	*	2	—	*
BRAD FORD	133	*	133	—	*
BRADLEY KRAMER	253	*	253	—	*
BREDA BARRY	1	*	1	—	*
BRENT D WINDOW	23,332	*	23,332	—	*
BRETT HARRELL	133	*	133	—	*
BRIAN E COAKLEY AND SHANONE VEGA COAKLEY	1	*	1	—	*
BROOKS FIRESTONE	11,111	*	11,111	—	*
C&H INVESTMENTS	11,111	*	11,111	—	*
CAROL A REYNOLDS-THOMAS G REYNOLDS JT TEN/WROS	1	*	1	—	*
CHARLES KEITH FUJISAKI IRA ROLLOVER	35,718	*	35,718	—	*
CHARLES SCHWAB & CO INC	8	*	8	—	*
CHAWKI KARIM ASSAF	9	*	9	—	*
CLAY WARD AGENCY LLC	14,287	*	14,287	—	*

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
CLIFFORD & ALVA A JOHNSON TRUST	23,250	*	23,250	—	*
CONNIE RYAN	3,999	*	3,999	—	*
DANIEL FAMILY TRUST DTD 9/13/2002	13,333	*	13,333	—	*
DANIEL J TEVRIZIAN DDS INC PROFIT SHARING PLAN	42,861	*	42,861	—	*
DANIEL R KIRK	4,600	*	4,600	—	*
DAVID MORREN & LAURA MORREN	1	*	1	—	*
DAVID P LORENZ	1	*	1	—	*
DAVY'S NOMINEE LIMITED	37	*	37	—	*
DECLAN. FORTUNE	3	*	3	—	*
DENYS AND DIANA PEREIRA	2,143	*	2,143	—	*
DENYS PEREIRA IRA ROLLOVER	5,286	*	5,286	—	*
DIANA PEREIRA SIMPLE IRA	3,143	*	3,143	—	*
DOLMEN BUTLER BRISCOE	2	*	2	—	*
DONATO GRIECO	13	*	13	—	*
DOUGLAS M WRIGHT(3)	19,999	*	19,999	—	*
DV-8 ENERGY SERIES VI LLC	3,366	*	3,366	—	*
E TRADE CLEARING LLC	6	*	6	—	*
EATWELL DEVELOPMENT COMPANY LIMITED (AN ENGLISH CORP)	3	*	3	—	*
EDITH DEACY	9	*	9	—	*
EQUITY TRUST COMPANY DBA STERLING TRUST CUSTODIAN FBO CONNIE C GRIFFITH ROTH IRA 147964	2,777	*	2,777	—	*
ERIKA BUSE SIMPLE IRA	571	*	571	—	*
FDC HOLDINGS LTD	26	*	26	—	*
FIRST EQUITY HOLDINGS CORP	1	*	1	—	*
FOREST NOMINEES LIMITED	1	*	1	—	*
FRANCESCA BRANAGAN	2	*	2	—	*
FRED C GRIFFITH	5,333	*	5,333	—	*
FREY LIVING TRUST	87	*	86	1	*
GABRIELLA SANTIN	666	*	666	—	*
GEORGE J SCHLAGEL ROTH IRA	11,111	*	11,111	—	*
GIANLUCA BELE	266	*	266	—	*
GINA MARTINUZZO	373	*	373	—	*
GIORGIO FUSINA & ROSSELLA FUSINA	1,333	*	1,333	—	*

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
GIUSEPPE CANALI	120	*	120	—	*
GKL CAPITAL LP	16,666	*	16,666	—	*
GRUNDOON LLC	25,000	*	25,000	—	*
GUNDYCO	8	*	8	—	*
HAAS PETROLEUM, LLC	6,666	*	6,666	—	*
HARE & CO	19	*	19	—	*
HART HOLDINGS LLC	17,526	*	17,526	—	*
HARVEY M BURSTEIN	1	*	1	—	*
HENRI ABOUTBOUL	1	*	1	—	*
HSBC REPUBLIC BANK (SUISSE) SA	9	*	9	—	*
JACQUES E SOIRET TRUSTEE OF THE JES FAMILY TRUST	21,192	*	17,526	3,666	*
JAMES ARNOLD & DIANE ARNOLD	8	*	8	—	*
JAMES G BRAKKE AND GLENYS E BRAKKE LIVING TRUST	11,111	*	11,111	—	*
JAMES G MILLER(4)	148,461	1.77%	148,461	—	*
JAMES H SWEENEY III	11,111	*	11,111	—	*
JAMES R WARREN	108,283	1.29%	108,283	—	*
JASMINA MARKOVICH BOZILOVIC	3,333	*	3,333	—	*
JAY & KATHLEEN MORREN TRUST	8	*	8	—	*
JAY SCHENDEL	7,998	*	7,998	—	*
JEFFERY C NEWMAN AND LINDA JUNE NEWMAN TRUST DTD 1/1/1986	26,666	*	26,666	—	*
JEFFREY CREIGHTON NEWMAN JR AND AND ADRIENNE ANN NEWMAN FAMILY TRUST	400,000	4.76%	177,777	222,223	2.64%
JEFFREY GRIECO	4	*	4	—	*
JESS PARKER SIMPLE IRA	714	*	714	—	*
JESSUP FAMILY LLC	26,666	*	26,666	—	*
JJHA LLC	13	*	13	—	*
JOHN CALANAN	7	*	7	—	*
JOHN F O'KEEFE	9,111	*	9,111	—	*
JOHN GRINSTEAD	3,178	*	3,178	—	*
JOHN L SCHWARTZ TRUST	17,859	*	17,859	—	*
JOHN PETOTE	16,666	*	16,666	—	*
JOSEPH AND MARGRIT PETROFSKY TRUSTEES OF THE PETROFSKY COMMUNITY REVOCABLE TRUST OF DECEMBER 19 2001	8,762	*	8,762	—	*

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
JOSEPH KANE	1	*	1	—	*
KENNETH E RHODES	28,641	*	28,641	—	*
KEVIN KRYSTOFIAK	11,110	*	11,110	—	*
KRUMMRICH ENGINEERING CORP 401K PLAN & TRUST	9,800	*	9,800	—	*
KRUSE FARMS LP	84,708	*	84,708	—	*
L CAP BRIANT III	1	*	1	—	*
LAFLAMME FAMILY REAL ESTATE TRUST U/A 8/16/2007 F LAFLAMME & M HUFFORD TTEES	7,999	*	6,666	1,333	*
LANCE W HELFERT SIMPLE IRA(5)	3,571	*	3,571	—	*
LANCE WILLIAM HELFERT CUSTODIAN FOR MAVERICK JAMES HELFERT UTMA(6)	2,804	*	2,804	—	*
LANCE WILLIAM HELFERT CUSTODIAN FOR MAXWELL PERRY HELFERT UTMA(7)	2,804	*	2,804	—	*
LARRY DUVALL	533	*	533	—	*
LBK RENTALS LLC	3,571	*	3,571	—	*
LEXIS HOLDINGS INT'L LTD	2	*	2	—	*
LLOYDS TSB BANK PLC GENEVA BRANCH	2	*	2	—	*
LORI GILLEM SIMPLE IRA	714	*	714	—	*
MARCIA LITTELL	233	*	233	—	*
MARIA MCCAMBRIGE	3	*	3	—	*
MARK BAUMAN AND SUSAN BAUMAN TRUSTEES OF THE BAUMAN FAMILY TRUST	7,010	*	7,010	—	*
MARK L HAAS AND DEBORAH S HAAS JTWROS	4,177	*	4,000	177	*
MARTIN S NAHIGIAN	107,153	1.27%	107,153	—	*
MARTINO BISCARDO & ANITA BERTOLASO	1,333	*	1,333	—	*
MASSIMO BOLDRIN	120	*	120	—	*
MAUREEN A WALSH	17,013	*	17,013	—	*
MAURO LASTRUCCI	240	*	240	—	*
MICHAEL BARRY	20	*	20	—	*
MICHAEL J CALCAGNO	3,500	*	3,500	—	*
MICHAEL R NEWMAN	19,532	*	16,666	2,866	*
MILTRAY INVESTMENTS LTD	78	*	78	—	*
MONTECITO VENTURE PARTNERS LLC(8)	439,597	5.23%	439,597	—	*
MORMEG LLC	15,265	*	15,265	—	*

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
MR ALI-REZA BABRIZADEH	1	*	1	—	*
MR DAVID HOLCOMB	13	*	13	—	*
MR JOCELYN CARNEGIE	9	*	9	—	*
MR NELSON REYNERI JR	2	*	2	—	*
MR RICK EARLEY	2	*	2	—	*
MRS CATHERINE WALSH	1	*	1	—	*
MVHS DEVELOPMENT LTD	8	*	8	—	*
NARINDER S DAHIYA & GINA G DAHIYA JT TEN	17,526	*	17,526	—	*
NATIONAL FINANCIAL SERVICES LLC	16,666	*	16,666	—	*
NICK J VALESTRINO TEE NICK J VALESTRINO FAMILY TRUST U/A 04/11/03 AS SEPARATE PROPERTY	21,650	*	21,650	—	*
NORMAN JR DEACY	9	*	9	—	*
PATRICIA M GUTIERREZ	2	*	2	—	*
PATRICK EARLY	4	*	4	—	*
PAUL JAMES ORFALEA NATALIE FLEET ORFALEA TTE THE ORFALEA FAMILY LIVING TRUST DTD 9/16/1997	600,890	7.15%	600,890	—	*
PENSCO TRUST COMPANY LLC FBO MAVERICK HELFERT ROTH IRA(9)	2,143	*	2,143	—	*
PENSCO TRUST COMPANY LLC FBO MAXWELL HELFERT ROTH IRA(10)	2,143	*	2,143	—	*
PERRY TRUST	9,464	*	9,464	—	*
PERSHING LLC	3	*	3	—	*
PETER RYAN	31	*	31	—	*
PFAU REVOCABLE TRUST OF 2003(11)	8,762	*	8,762	—	*
PHILIP CARNEY	3	*	3	—	*
PHILIP LOWE & NANCY LOWE	8,762	*	8,762	—	*
PHILLIP FRICK	126	*	126	—	*
PROJECT 123 LTD	6	*	6	—	*
RGW ENERGY LLC(12)	266,666	3.17%	266,666	—	*
RICHARD MENCHACA(13)	5,000	*	5,000	—	*
RICHARD S TAYLOR & DIANE TAYLOR	2,777	*	2,777	—	*
ROBERT BOSWELL	3,333	*	3,333	—	*
ROBERT DEACY	12	*	12	—	*
ROBERT W BAIRD & CO INC	1	*	1	—	*
ROBERTA FEIST	8,333	*	8,333	—	*

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
ROGER MADDOCK	21	*	21	—	*
RONALD ABRAM	4,181	*	4,181	—	*
RUDY BRESSAN	466	*	466	—	*
RYAN ATTICUS LOWE SIMPLE IRA(14)	8,572	*	8,572	—	*
SAMSON LLC	54,625	*	54,625	—	*
SCOTTRADE INC	1	*	1	—	*
SEAN A DOOM LISA ANN DOOM	4,000	*	4,000	—	*
SHIA BEN-HUR	1	*	1	—	*
SPERRY YOUNG & STOECKLEIN	6	*	6	—	*
STEPHEN W GROPP	2	*	2	—	*
STIFEL NICOLAUS & CO INC	13	*	13	—	*
TD AMERITRADE	6	*	6	—	*
THE AVERY FAMILY REVOCABLE TRUST U/A 7/15/99	8,762	*	8,762	—	*
THE HELFERT LIMITED PARTNERSHIP C/O FIDELITY INVESTMENTS	3,505	*	3,505	—	*
THE HELFERT REVOCABLE TRUST C/O WILLIAM H HELFERT, TRUSTEE	4,557	*	4,557	—	*
THE HON JOCELYN JAB CARNEGIE	1	*	1	—	*
THE R AND N VALLICELLA FAMILY TRUST	8,333	*	8,333	—	*
THOMAS BERNABLE ORRADRE	16,666	*	16,666	—	*
THOMAS J CURRAN	1,401	*	1,401	—	*
THOMAS M MCCULLEY	6,888	*	5,555	1,333	*
THOMAS MCGRATH	3	*	3	—	*
TOM FORDE	8	*	8	—	*
ULSTER BANK PLC	22	*	22	—	*
VICTOR CHALFOUN	1	*	1	—	*
VICTORIA A STEELE	1	*	1	—	*
VICTORIA D WARD TRUSTEE OF THE VICTORIA D WARD TRUST U/A DATED 04/13/1994	8,762	*	8,762	—	*
WACHOVIA SECURITIES INC	1	*	1	—	*
WENDY & JAMES HOWELLS TRUST U/T/A/ DTD 7/11/05	16,666	*	16,666	—	*
WEST COAST OPPORTUNITY FUND LLC(15)	3,439,524	40.91%	710,644	2,728,880	32.46%

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering	Shares of Common Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
WILLIAM H HELFERT SEP IRA(16)	7,010	*	7,010	—	*
WILLIAM KRAMER	450	*	450	—	*
WILLIAM LENNON	1	*	1	—	*
WILLIAM R KRUSE	132,812	1.58%	18,333	114,479	1.36%
WILLIAM STERK	8	*	8	—	*
WILLIAM STERK	2	*	2	—	*
WILLIAM T STOECKINGER	200	*	200	—	*
Total	6,760,113	67.19%	3,685,155	3,074,958	36.58%

*	Less than 1%.
(1)	Percentage ownership is based on a denominator equal to the sum of (i) 8,406,661 shares of our common stock outstanding as of June 1, 2015, and (ii) the number of shares of common stock and shares of common stock issuable upon exercise or conversion of convertible securities beneficially owned by the applicable selling stockholder.
(2)	Assumes that all shares of common stock being registered under the registration statement of which this prospectus forms a part are sold in this offering, and that none of the selling stockholders acquire additional shares of our common stock after the date of this prospectus and prior to completion of this offering.
(3)	The selling stockholder currently serves and has served since August 15, 2012 as Chief Financial Officer of the Company. Includes the following securities that are not being sold in this offering: 300,000 shares of our common stock held by the selling stockholder, and 36,110 shares of common stock issuable upon exercise of options.
(4)	The selling stockholder currently serves and has served since December 31, 2010 as a member of the Board of Directors of the Company. Includes 2,100,455 shares of common stock not being offered in this offering.
(5)	Lance W. Helfert, the trustee of the selling stockholder, is a member of the Board of Directors of the Company. Mr. Helfert has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maverick Helfert Roth IRA, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maxwell Helfert Roth IRA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maverick James Helfert UTMA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maxwell Perry Helfert UTMA, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(6)	Lance W. Helfert, the trustee of the selling stockholder, is a member of the Board of Directors of the Company. Mr. Helfert has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maverick Helfert Roth IRA, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maxwell Helfert Roth IRA, 3,571 shares of common stock held by the Lance W. Helfert Simple IRA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maxwell Perry Helfert UTMA, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(7)	Lance W. Helfert, the trustee of the selling stockholder, is a member of the Board of Directors of the Company. Mr. Helfert has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maverick Helfert Roth IRA, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maxwell Helfert Roth IRA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maverick James Helfert UTMA, 3,571 shares of common stock held by the Lance W. Helfert Simple IRA, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(8)	The selling shareholder is a controlled affiliate of West Coast Asset Management, Inc. Ryan A. Lowe and Lance W. Helfert are the Managers of Montecito Venture Partners, LLC, which directly owns all of the shares listed opposite its name in the table above. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(9)	Lance W. Helfert, the trustee of the selling stockholder, is a member of the Board of Directors of the Company. Mr. Helfert has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, 3,571 shares of common stock held by the Lance W. Helfert Simple IRA, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maxwell Helfert Roth IRA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maverick James Helfert UTMA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maxwell Perry Helfert UTMA, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(10)	Lance W. Helfert, the trustee of the selling stockholder, is a member of the Board of Directors of the Company. Mr. Helfert has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, 2,143 shares of common stock held by Pensco Trust Company LLC FBO Maverick Helfert Roth IRA, 3,571 shares of common stock held by the Lance W. Helfert Simple IRA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maverick James Helfert UTMA, 2,804 shares of common stock held by Lance William Helfert Custodian for Maxwell Perry Helfert UTMA, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(11)	Michael E. Pfau, trustee of the selling stockholder, is a partner of Reicker, Pfau, Pyle & McRoy, LLP, the Company’s outside counsel. Mr. Pfau has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.
(12)	Robert G. Watson, the sole member of selling stockholder, currently serves and has served since December 31, 2010 as member of the Board of Directors of the Company and as the Chief Executive Officer of the Company. Mr. Watson has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include 57,500 shares issuable upon exercise of options.

(13)	The selling stockholder currently serves and has served since June 7, 2013 as a member of the Board of Directors of the Company. Includes 70,000 shares of common stock not offered in this offering.
(14)	Ryan A. Lowe, the trustee of the selling stockholder, currently serves and has served since December 31, 2010 as a member of the Board of Directors of the Company and currently serves and has served since 2011 as Senior Vice President of Corporate Development of the Company. Mr. Lowe has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Does not include the following securities that are being offered in this offering: 439,597 shares of common stock held by Montecito Venture Partners, LLC, and 3,439,534 shares of common stock held by West Coast Opportunity Fund. The selling shareholder disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such selling shareholder is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(15)	West Coast Asset Management, Inc. (the “Managing Member”) is the Managing Member of selling stockholder, which directly owns all of the shares listed opposite its name in the table above. Lance W. Helfert and Ryan A. Lowe serve on the investment committee of the Managing Member. Mr. Lowe and Mr. Helfert have the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities. Each of Mr. Helfert and Mr. Lowe disclaim beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(16)	The trustee of the selling shareholder is the father of Lance W. Helfert, a member of the Company’s Board of Directors.

Preferred Stock to be Sold in Offering

Registration	Shares of Preferred Stock Beneficially Owned Before This Offering	Percentage of Outstanding Preferred Stock Beneficially Owned Before This Offering(1)	Shares of Preferred Stock Being Offered in This Offering	Shares of Preferred Stock Beneficially Owned Upon Completion of This Offering	Percentage of Outstanding Preferred Stock Beneficially Owned Upon Completion of This Offering(1)(2)
ANN BECHER SMEAD & MICHAEL BYRAM	6,121	0.8%	6,121	0	0.0%
THOMAS J CURRAN	462	0.1%	462	0	0.0%
NARINDER S DAHIYA & GINA G DAHIYA JT TEN	5,775	0.8%	5,775	0	0.0%
HART HOLDINGS LLC	5,775	0.8%	5,775	0	0.0%
JACQUES E SOIRET TRUSTEE OF THE JES FAMILY TRUST	5,775	0.8%	5,775	0	0.0%
JOSEPH AND MARGRIT PETROFSKY TRUSTEES OF THE PETROFSKY COMMUNITY REVOCABLE TRUST OF DECEMBER 19 2001	2,887	0.4%	2,887	0	0.0%
KRUMMRICH ENGINEERING CORP 401K PLAN & TRUST	3,465	0.5%	3,465	0	0.0%
KRUSE FARMS LP	9,240	1.2%	9,240	0	0.0%
MARK BAUMAN AND SUSAN BAUMAN TRUSTEES OF THE BAUMAN FAMILY TRUST	2,310	0.3%	2,310	0	0.0%
MONTECITO VENTURE PARTNERS LLC(3)	56,990	7.6%	56,990	0	0.0%
PFAU REVOCABLE TRUST OF 2003(4)	2,887	0.4%	2,887	0	0.0%
PHILIP LOWE & NANCY LOWE	2,887	0.4%	2,887	0	0.0%
THE AVERY FAMILY REVOCABLE TRUST U/A 7/15/99	2,887	0.4%	2,887	0	0.0%
VICTORIA D WARD TRUSTEE OF THE VICTORIA D WARD TRUST U/A DATED 04/13/1994	2,887	0.4%	2,887	0	0.0%
WILLIAM H HELFERT SEP IRA(5)	2,310	0.3%	2,310	0	0.0%
Total	112,658	15.00%	112,658	0	0.00%

(1)	Percentage ownership is based on a denominator equal to the sum of (i) 751,815 shares of our preferred stock outstanding as of October 17, 2014, and (ii) the number of shares of preferred stock beneficially owned by the applicable selling stockholder.
(2)	Assumes that all shares of common stock being registered under the registration statement of which this prospectus forms a part are sold in this offering, and that none of the selling stockholders acquire additional shares of our common stock after the date of this prospectus and prior to completion of this offering.
(3)	The selling shareholder is a controlled affiliate of West Coast Asset Management, Inc. Ryan A. Lowe and Lance W. Helfert are the Managers of Montecito Venture Partners, LLC, which directly owns all of the shares listed opposite its name in the table above. Mr. Lowe and Mr. Helfert disclaim beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.

(4)	Michael E. Pfau, trustee of the selling stockholder, is a partner of Reicker, Pfau, Pyle & McRoy, LLP, the Company’s outside counsel. Mr. Pfau has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.
(5)	The trustee of the selling shareholder is the father of Lance W. Helfert, a member of the Company’s Board of Directors.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. Distributions of the shares by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such persons, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
•	exchange distributions and/or secondary distributions;
•	sales in the over-the-counter market;
•	underwritten transactions;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
•	privately negotiated transactions.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling stockholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

The selling stockholders and any underwriters, dealers or agents that participate in distribution of the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling stockholders will sell any or all of the shares offered under this prospectus.

INFORMATION WITH RESPECT TO REGISTRANT

All information, except the ownership of certain beneficial owners and management, required under Item 11 of Registration Statement on Form S-1 is incorporated herein by reference to our 2014 Form 10-K for the fiscal year ended December 31, 2014, Quarterly Reports on Form 10-Q for the quarters ended September 30, 2014 and March 31, 2015, respectively, and our Definitive Proxy Statement on Schedule 14A filed on April 2, 2015, in connection with our Annual Meeting of Stockholders.

Information regarding the following is incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, respectively:

•	Description of Business
•	Description of Property;
•	Legal Proceedings;
•	Financial Statements;
•	Selected Financial Data;
•	Supplementary Financial Information;
•	Management’s Discussion and Analysis of Financial Condition and Results of Operation;
•	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure; and
•	Quantitative and Qualitative Disclosures about Market Risk.

Information regarding the following is incorporated by reference form our Definitive Proxy Statement on Schedule 14A filed on April 3, 2015, in connection with our 2015 Annual Meeting of Stockholders:

•	Directors, Executive Officer and Corporate Governance;
•	Executive Compensation; and
•	Certain Relationships and Related Transactions, and Director Independence.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of EnerJex’s knowledge, about the ownership of EnerJex’s common stock on June 1, 2015 relating to those persons known to beneficially own more than 5% of EnerJex’s capital stock and by EnerJex’s directors and executive officers. The percentage of beneficial ownership for the following table is based on 8,406,661 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after June 1, 2015 pursuant to options, warrants, conversion privileges or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of EnerJex’s common stock.

Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Outstanding Shares of Common Stock(2)
Robert G. Watson, Jr., CEO/President and Director(3)	326,666		3.9%
Ryan A. Lowe, Director(4)(5)(6)	453,298		5.4%
Lance W. Helfert, Director(4)(5)(6)	453,298		5.5%
James G. Miller, Director	149,924		1.8%
Richard E. Menchaca, Director	5,000		0.1%
Orfalea Family Foundation PO Box 955 Summerland, CA 93067	579,558		6.9%
Montecito Venture Partners, LLC(4) 1205 Coast Village Road Montecito, California 93108	439,597		5.2%
Natalie Fleet Orfalea Revocable Trust PO Box 955 Summerland, CA 93067	685,240		8.2%
Paul J. Orfalea Living Trust 1205 Coast Village Road Montecito, CA 93108	685,240		8.2%
Douglas M. Wright, CFO	41,667		0.6%
David L. Kunovic, EVP Exploration	23,661		0.1%
Alpha Capital Anstalt Pradafant 7, Furstentums 9490 Vaduz, Liechtenstein	832,259	(7)	9.9%
Newman Family Trust	536,118		6.4%
All Directors and Officers as a Group (7 persons)	4,473,659		11.8%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). Except as otherwise noted, the address of each person is care of the Registrant, 4040 Broadway, Suite 508, San Antonio, Texas 78209.
(2)	Figures are rounded to the nearest tenth of a percent.
(3)	Includes 266,667 shares held by RGW Energy, LLC, of which Mr. Watson is the sole member, and 60,000 fully vested shares under an option granted to Mr. Watson to purchase 60,000 shares of common stock at $6.00 per share.
(4)	Montecito Venture Partners, LLC is a controlled affiliate of West Coast Asset Management, Inc. and Ryan A. Lowe and Lance W. Helfert are the Managers of Montecito Venture Partners, LLC, which directly owns all of the shares listed opposite its name in the table above. Each Reporting Person disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(5)	Includes 439,597 shares owned by Montecito Venture Partners, LLC.
(6)	Includes 439,597 shares owned by Montecito Venture Partners, LLC.
(7)	Includes 68,712 shares of our common stock issuable upon the exercise of warrants that are exercisable within 60 days held by Alpha Capital Anstalt (“ACA”). Does not include (a) 939,169 shares of our common stock issuable upon the exercise of warrants held by ACA, which warrants contain a customary 9.9% blocker provision and, thus, are not exercisable within 60 days, and (b) 1,701,716 shares of our common stock issuable upon the conversion of 1,242.17099 shares of our Series B Preferred Stock held by ACA, which preferred shares also contain a 9.9% blocker and, thus, are not convertible within 60 days. Based solely on a Schedule 13G filed with the SEC by ACA on March 16, 2015, ACA has sole voting power with respect to this common stock. Konrad Ackerman is the managing member of ACA Capital Anstalt and as such has voting and investment power over the securities owned by selling stockholder. Mr. Ackerman disclaims beneficial ownership over these shares

INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the issuance of the securities offered by this prospectus have been passed upon for us by Reicker, Pfau, Pyle & McRoy LLP, Santa Barbara, California. Michael E. Pfau, Esq., a partner of the firm, is the trustee of the Pfau Revocable Trust of 2003, a selling stockholder named in this prospectus. The Pfau Revocable Trust of 2003 owns 8,762 shares of our common stock and 2,887 shares of our preferred stock.

EXPERTS

The financial statements of EnerJex as of December 31, 2014, and for the year ended December 31, 2014, incorporated in this prospectus by reference, and the effectiveness of EnerJex's internal control over financial reporting as of December 31, 2014, has been audited by RBSM, LLC, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of EnerJex as of December 31, 2013, and for the year ended December 31, 2013, incorporated in this prospectus by reference, and the effectiveness of EnerJex's internal control over financial reporting as of December 31, 2013, has been audited by L.L. Bradford & Company, LLC, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The information incorporated in this prospectus by reference, as of December 31, 2014 and 2013 relating to EnerJex’s estimated quantities of oil and gas reserves is derived from reserve reports prepared by MHA Petroleum Consultants LLC. This information is included in this prospectus in reliance upon such firm as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

In addition, we maintain a website that contains information, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.enerjex.com. Information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website addresses only as inactive textual references and do not intend it to be an active link to its website.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.